File No. 812-13685
MARCH 22, 2010


                            UNITED STATES OF AMERICA

                                   BEFORE THE

                       SECURITIES AND EXCHANGE COMMISSION


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        Second Amended Application for an Order under Section 6(c) of the
    Investment Company Act of 1940, as amended (the "1940 Act" or the "Act")
               for an exemption from Rule 12d1-2(a) under the Act.

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                                In the Matter of

                               Rydex Series Funds
                              Rydex Variable Trust
                              PADCO Advisors, Inc.
                             PADCO Advisors II, Inc.
                            Rydex Distributors, Inc.

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                         9601 Blackwell Road, Suite 500
                            Rockville, Maryland 20850

                       Please send all communications to:

                                Amy J. Lee, Esq.
                                Security Benefit
                           One Security Benefit Place
                            Topeka, Kansas 66636-0001

                                 with a copy to:

                              W. John McGuire, Esq.
                           Morgan, Lewis & Bockius LLP
                         1111 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

          Page 1 of 15 sequentially numbered pages (including exhibits)

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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


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In the matter of:                  |  Second Amended Application for an Order
                                   |  under Section 6(c) of the Investment
RYDEX SERIES FUNDS;                |  Company Act of 1940, as amended (the
RYDEX VARIABLE TRUST;              |  "1940 Act" or the "Act") for an exemption
PADCO ADVISORS, INC.;              |  from Rule 12d1-2(a) under the Act.
PADCO ADVISORS II, INC.; AND       |
RYDEX DISTRIBUTORS, INC.           |
                                   |
9601 Blackwell Road, Suite 500     |
Rockville, Maryland 20850          |
                                   |
File No. 812-13685                 |
                                   |
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I.       INTRODUCTION

         A.       Summary of Application

         In this application (the "Application"), Rydex Series Funds and Rydex Variable Trust (each a "Trust" and together, the "Trusts"), PADCO Advisors, Inc. and PADCO Advisors II, Inc. (the "PADCO Advisers"), and Rydex Distributors, Inc. (the "Distributor"), hereby apply for an order from the U.S. Securities and Exchange Commission (the "Commission") on behalf of (i) each Trust and all existing and future series of each Trust ("Funds"); (ii) all other existing or future open-end management investment companies or a series thereof advised by the PADCO Advisers or any entity controlling, controlled by or under common control with the PADCO Advisers (collectively with the PADCO Advisers, the "Advisers") that are registered under the 1940 Act and that are in the same group of investment companies, as defined in Section 12(d)(1)(G) of the 1940 Act, as the Trusts (together with the Funds, the "Applicant

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Funds"); and (iii) any entity controlling, controlled by or under common control with the Advisers or the Distributor that, now or in the future, acts as principal underwriter with respect to the transactions described herein
(together with the Advisers and the Applicant Funds, the "Applicants").

         Applicants hereby file this Application pursuant to Section 6(c) of the 1940 Act for an order exempting Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any Applicant Fund that may invest in other registered open-end investment companies including Applicant Funds ("Underlying Funds") in reliance on Section 12(d)(1)(G) of the Act ("Fund of Funds")(1), and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act ("Other Investments").

II.      APPLICANTS

         A.       The Trusts

         Each Trust is a Delaware statutory trust registered with the Commission as an open-end management investment company. Each Trust is organized as a series fund

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(1) Currently, only the Alternative Strategies Allocation Fund, All-Asset
Conservative Strategy Fund (formerly, the Essential Portfolio Conservative
Fund), All-Asset Moderate Strategy Fund (formerly, the Essential Portfolio Moderate Fund), and All-Asset Aggressive Strategy Fund (formerly, the Essential Portfolio Aggressive Fund), each a series of Rydex Series Funds and Rydex Variable Trust, operate as a Fund of Funds in reliance on Section 12(d)(1)(G) and Rule 12d1-2 and intend to rely on the requested order. Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in this Application.


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with multiple separate funds, certain of which are currently offered and sold pursuant to its Registration Statement on Form N-1A.(2)

         B.       The Advisers

         PADCO Advisors, Inc. and PADCO Advisors II, Inc., each a Maryland corporation with its principal office in Rockville, Maryland, currently serves as the investment adviser to the Rydex Series Funds and Rydex Variable Trust, respectively. Each of the PADCO Advisers is a wholly owned subsidiary of Security Benefit Corporation. Each Adviser is or will be registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act").

         C.       The Distributor

         Rydex Distributors, Inc., a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"), serves as the principal underwriter and distributor of shares for each Applicant Fund. Each Applicant Fund, however, may hire a different distributor in the future. The Distributor is a subsidiary of Security Benefit Corporation and an affiliate of the Advisers.

III.     APPLICANTS' PROPOSAL

         Applicants propose that, subject to the terms and the condition set forth in this Application, each Fund of Funds be permitted to invest in Other Investments while investing in Underlying Funds as set forth in its prospectus and in reliance on Section

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(2) Currently fifty-four (54) of Rydex Series Funds' and fifty-seven (57) of
Rydex Variable Trust's series are operational, including all Funds currently intending to rely on the requested order. We note that not all Funds registered with the Commission have commenced operations.

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12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The Funds of Funds will comply with Rule 12d1-2 under the Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Funds of Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a) (e.g., stocks and bonds). In addition, there may be times when using a derivative might allow a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund. Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds' investment objectives, policies, strategies and limitations. As part of its strategy to invest in securities, Other Investments and Underlying Funds, a Fund of Funds also may, pursuant to Rule 12d1-2 under the Act, invest in securities issued by another registered investment company that is not in the same group of investment companies as the Applicant Fund consistent with Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act. The Advisers believe that their ability to use the fund of funds structure in combination with direct investments in securities and Other Investments will allow them to create investment products designed to meet the needs of a wide variety of fund investors.

         Consistent with its fiduciary obligations under the Act, each Applicant Fund's board of trustees or directors will review the advisory fees charged by the Applicant Fund's investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Applicant Funds may invest.

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IV.      APPLICABLE LAW AND LEGAL ANALYSIS

         Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company's outstanding voting stock or more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

         In 1996, Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies that are part of the same "group of investment companies," which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that
Section 12(d)(l) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

              (I) the acquired company and the acquiring company are part of the same group of investment companies;

              (II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

              (III) with respect to

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                  (aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

                  (bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to
                  Section 22(b) or Section 22(c) by a securities association registered under Section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

              (IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

         In 2006, the Commission adopted Rule 12d1-2 under the Act.(3) That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

              (1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

              (2) Securities (other than securities issued by an investment company); and

              (3) Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

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(3) SEE FUND OF FUNDS INVESTMENTS, Investment Company Act Release No. IC-27399
(June 20, 2006) (the "Adopting Release").

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For the purposes of Rule 12d1-2, the term "securities" means any security as that term is defined in Section 2(a)(36) of the Act.(4) The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund's investment policies, directly in stocks, bonds, and other types of securities "would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address."(5) The passage of the rule also reflects the Commission's response to Congress' expectation "that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time."(6)

         Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.(7) It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

                  The Commission . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any

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(4) SEE Adopting Release at 17, n.58.

(5) ID. at 17-18.

(6) SEE H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

(7) SEE, E.G., TRUST FUND SPONSORED BY THE SCHOLARSHIP CLUB, INC., Investment Company Act Release No. 5524 (Oct. 25, 1968) ("The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted"); SISTO FINANCIAL CORP., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended "to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act").

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                  class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

         Applicants believe that permitting the Applicant Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large-scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors(8) Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements, including those where a fund of funds also invests in government securities and short-term paper, do not raise the concerns underlying the prohibitions in Sections 12(d)(l)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(l)(G) was intended to address.

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(8) SEE THE REPORT OF THE SECURITIES AND EXCHANGE COMMISSION ON THE PUBLIC
POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, in H.R. Rep. No. 2337, at 311-24 (1966).

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         Likewise, permitting the Applicant Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Funds a broader array of investment options through which to pursue their investment objectives.

         Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is "consistent with the public interest and the protection of investors," and therefore meets the standards of relief set forth in Sections 12(d)(l)(J) and 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.       SUPPORTING PRECEDENT

         The Commission has previously granted exempted relief authorizing registered investment companies relying on Section 12(d)(l)(G) and Rule 12d1-2 to invest in some combination of futures contracts and other derivatives and financial instruments that are not specifically identified in Section 12(d)(1)(G)(i)(II) or in Rule 12d1-2(a)(2). SEE, E.G., WISDOMTREE ASSET MANAGEMENT, INC., ET AL., File No. 812-13642, Investment Company Act Release Nos. 28836 (July 24, 2009) (order) and 28804 (June 29, 2009) (notice); ING
INVESTMENTS LLC, ET AL., File No. 812-13538, Investment Company Act Release Nos. 28693 (April 14, 2009) (order) and 28650 (March 17, 2009) (notice); MORGAN
STANLEY SERIES ET AL., File No. 812-13529, Investment Company Act Release Nos. 28444 (Oct. 21, 2008) (order) and 28388 (Sept. 23. 2008) (notice); ABERDEEN
ASSET MANAGEMENT, INC. ET AL., File No. 812-13531, Investment Company Act Release Nos. 28443 (Oct. 21, 2008)

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(order) and 28401 (Sept. 25, 2008) (notice); UBS FUNDS, ET AL., File No.
812-13453, Investment Company Act Release Nos. 28080 (Jan. 1, 2008) (order) and 28122 (Dec. 19, 2007) (notice); VANGUARD STAR FUNDS, ET AL., File No. 812-13412, Investment Company Act Release Nos. 28024 (Oct. 24, 2007) (order) and 28000 (Sept. 28, 2007) (notice).

VI.      APPLICANTS' CONDITION

         Applicants agree that any order granting the requested relief will be subject to the following condition: Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in this Application.

VII.     REQUEST FOR ORDER

         Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Section 6(c) of the Act and, therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.    PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

         Applicants file this Application in accordance with rule 0-2 under the Act, and state that their address is printed on the Application's facing page and that they request that all written communications concerning the Application be directed to the person(s) and address(es) printed on the Application's facing page. Also, Applicants have attached as exhibits to the Application the required verifications.

         In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and

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the persons signing and filing this document are authorized to do so on behalf of the Applicants.

         Richard Goldman is authorized to sign and file this document on behalf of the Advisers and the Distributor pursuant to the general authority vested in him as President and CEO. Nick Bonos is authorized to sign and file this document on behalf of the Trusts pursuant to the following resolutions adopted by each Trust's Board of Trustees on May 21, 2009:

         VOTED, that the officers of Rydex Series Funds and Rydex Variable Trust (the "Trusts") be, and they hereby are, authorized to prepare and execute on behalf of the Trusts and to file with the U.S. Securities and Exchange Commission (the "SEC"), pursuant to Section 6(c) and Rule 12(d)(1)-(2) of the Investment Company Act of 1940 (the "Act"), applications, and any amendments thereto, for exemptive relief from certain provisions and regulations under the Act to the extent necessary to permit the Trusts to invest in non-securities futures.

         VOTED, that the officers of the Trusts be, and they hereby are, authorized to take all necessary action, including any and all actions necessary and appropriate to do any and all things necessary or proper under the Act, the Investment Advisers Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, to effectuate the foregoing resolution.

         In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

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         Based on the facts, analysis, and conditions in this Application,
Applicants respectfully request that the Commission issue an order under Section 6(c) of the Act granting the relief requested by this Application.

         Dated: March 22, 2010


PADCO ADVISORS, INC.                        PADCO ADVISORS II, INC.

By:    /S/ RICHARD GOLDMAN                  By:    /S/ RICHARD GOLDMAN
       -----------------------------               -----------------------------
Name:  Richard Goldman                      Name:  Richard Goldman
Title: President and CEO                    Title: President andCEO



RYDEX SERIES FUNDS                          RYDEX VARIABLE TRUST

By:    /S/ NICK BONOS                       By:    /S/ NICK BONOS
       ------------------------------              -----------------------------
Name:  Nick Bonos                           Name:  Nick Bonos
Title: Vice President and Treasurer         Title: President and Treasurer



RYDEX DISTRIBUTORS, INC.

By:    /S/ RICHARD GOLDMAN
       -----------------------------
Name:  Richard Goldman
Title: President and CEO

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                                    EXHIBIT A

                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the Act, the undersigned, states that he has duly executed the attached Application for an order, dated as of March 22, 2010, for and on behalf of PADCO Advisors, Inc., PADCO Advisors II, Inc., and Rydex Distributors, Inc.; that he is the President and CEO of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                          By:    /S/ RICHARD GOLDMAN
                                                 -------------------------------
                                          Name:  Richard Goldman
                                          Dated: March 22, 2010

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                                    EXHIBIT A

                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the Act, the undersigned, states that he has duly executed the attached Application for an order, dated as of March 22, 2010, for and on behalf of Rydex Series Funds and Rydex Variable Trust; that he is the Vice President and Treasurer of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                          By:    /S/ NICK BONOS
                                                 -------------------------------
                                          Name:  Nick Bonos
                                          Dated: March 22, 2010


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